UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
the Securities Exchange Act of 1934
For the month of June, 2008
Cameco Corporation
(Commission file No. 1-14228)
2121-11th Street West
Saskatoon, Saskatchewan, Canada S7M 1J3
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibit Index

Exhibit No.	Description	Page No.
1.	Press Release dated June 20, 2008	3 – 5
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cameco Corporation
Date: June 20, 2008	By:	“O. Kim Goheen”
O. Kim Goheen
Senior Vice-President and Chief Financial Officer

TSX: CCO NYSE: CCJ	website: cameco.com currency: Cdn
2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada
Tel: (306) 956-6200   Fax: (306) 956-6201
Cameco Joins GE Hitachi Enrichment Venture
Saskatoon, Saskatchewan, Canada, June 20, 2008 . . . . . . . . . . . . . . . . . . . . . . . . . . . .
Cameco Corporation announced today it is joining a uranium enrichment business venture in the United States, which will extend the company’s involvement in the front end of the nuclear fuel cycle beyond its current position as the world’s largest uranium producer and a leading supplier of uranium conversion services.
Cameco has finalized an agreement with GE Hitachi Nuclear Energy (GEH) whereby a Cameco subsidiary will provide $123.8 million (US) to acquire a 24% interest in Global Laser Enrichment (GLE) based in Wilmington, North Carolina. The remainder of GLE is owned indirectly by General Electric Company (51%) and Hitachi Ltd. (25%). Cameco is utilizing its existing credit facilities to fund the acquisition. At this time, Cameco does not expect to incur further development and commercialization expenditures relating to GLE until 2010.
GLE is developing a third-generation uranium enrichment process using laser technology to commercially enrich uranium for nuclear power plants. GLE is working on commercial facility licensing activities to support its projected startup date of 2012 and expects to achieve commercial production in 2013. GLE would be responsible for marketing all the enrichment services from this plant.
“This investment further expands and integrates Cameco’s interests in the nuclear fuel cycle as we pursue our objective to be a leading nuclear energy company, producing uranium fuel and generating clean electricity,” said Jerry Grandey, Cameco’s president and CEO. “It is fitting that three leaders in the nuclear industry support the development of the next generation of uranium enrichment technology.”
Uranium enrichment is a key step in the process of producing fuel for light water nuclear power plants. Cameco is currently involved in all steps of the nuclear fuel cycle leading up to uranium enrichment, including the production of uranium hexafluoride (UF6), which is the form of uranium required for an enrichment plant.
In addition to the ownership of GLE, Cameco and GLE signed an agreement to pursue and collaborate on complementary business opportunities in the front end of the nuclear fuel cycle. Specifically, the parties may choose to market uranium and enrichment services together to satisfy potential customer demand for bundled services.

“We are excited about the potential to collaborate more closely with GEH through participation in GLE,” Grandey added. “Our businesses have potential synergies that can be explored to add value for our shareholders.”
The demand for enriched uranium is projected to increase significantly in the next decade with the anticipated construction of a new generation of nuclear power plants.
GLE has exclusive rights to develop, commercialize and launch the technology on a global basis under a 2006 agreement with the original developer, the Australian company Silex Systems Ltd. The next important milestone for the technology is the test loop phase, which is anticipated to begin in late 2008. The test loop process is intended to verify performance and reliability data necessary to support the construction of a commercial-scale enrichment facility.
The target annual capacity of the proposed commercial facility is between 3.5 and 6 million separative work units (SWUs). GLE has selected Wilmington, North Carolina to host the potential production facility. GE currently manufactures fuel bundles for light water nuclear power plants at the site.
Uranium Enrichment
Naturally occurring uranium is made up of two different isotopes, approximately 99.3% U-238 and 0.7% U-235. Uranium enrichment is the process that increases the U-235 concentration from 0.7%. Most commercial reactors require uranium fuel to have a U-235 content of 3 – 5%. Enrichment involves separation of the lighter U-235 atoms from the heavier and more predominant U-238 atoms in order to concentrate the U-235 portion. There are currently two commercial enrichment methods: gaseous diffusion and centrifuge.
GE Hitachi Nuclear Energy
Based in Wilmington, N.C., GEH is a world-leading provider of advanced reactors and nuclear services. Established in June 2007, GEH is a global nuclear alliance created by GE and Hitachi to serve the global nuclear industry. The nuclear alliance executes a single, strategic vision to create a broader portfolio of solutions, expanding its capabilities for new reactor and service opportunities. The alliance offers customers around the world the technological leadership required to effectively enhance reactor performance, power output and safety.
Hitachi
Hitachi, Ltd., headquartered in Tokyo, Japan, is a leading global electronics company with approximately 390,000 employees worldwide. Fiscal 2007 (ended March 31, 2008) consolidated revenues totalled 11,226 billion yen ($112.2 billion (US)). The company offers a wide range of systems, products and services in market sectors including information systems, electronic devices, power and industrial systems, consumer products, logistics, materials and financial services.

Cameco Corporation
Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium producer. The company’s uranium products are used to generate electricity in nuclear power plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.
Caution Regarding Forward-Looking Information
Statements contained in this news release which are not current statements or historical facts are forward-looking information or statements which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Forward-looking information and statements are also based on a number of assumptions which may prove to be incorrect. The statements above regarding the expectation that no further development and commercialization expenditures relating to GLE will be incurred by Cameco until 2010 assume that the funds available to GLE following the closing will be sufficient to meet its anticipated expenditure budgets, and are subject to the risk that additional funds will be required because planned expenses exceed budgeted levels, or unbudgeted expenses arise. The statements above regarding the expected commencement of the test loop phase in late 2008, the projected startup date for a commercial facility in 2012, the expected commencement of commercial production in 2013 and the target annual capacity of the commercial facility assume that the test phase will commence and be completed as scheduled with favorable results demonstrating the success and economic viability of the technology, that a decision to proceed to the development stage is made, and that the steps necessary to achieve startup and commercial production can be achieved within the expected timeframes. Those statements are subject to the risk that the commencement or completion of the test loop phase is delayed, that the test results are unfavourable, that no decision to proceed to the development stage is made or that unforeseen difficulties with the technology or its ability to meet expected productivity levels at expected cost levels occur.
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Investor and media inquiries:	Alice Wong	(306) 956-6337

Investor inquiries:	Rachelle Girard	(306) 956-6403

Media inquiries:	Lyle Krahn	(306) 956-6316

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